 1-A/A LIVE 0001712534 XXXXXXXX 024-10725 false false false Busniess Lines Corp DE 2017 0001712534 4700 82-2164340 2 0 2195 ARTHUR AVENUE ELK GROVE VILLAGE IL 60007 7737241313 Andy Altahawi/Adamson Brothers Other 100.00 0.00 0.00 0.00 100.00 10000.00 5000.00 150000.00 -14900.00 100.00 0.00 0.00 0.00 0.00 0.00 0.00 IndigoSpire CPA Group, LLC Common 15000000 NA N/A N/A 0 N/A N/A N/A 0 N/A N/A true true false Tier2 Audited Equity (common or preferred stock) Y N N Y N N 3000000 15000000 5.0000 15000000.00 0.00 0.00 0.00 15000000.00 true false AL AK AZ AR CA CO CT DE DC FL GA HI ID IL IN IA KS KY LA ME MD MA MI MN MS MO MT NE NV NH NJ NM NY NC ND OH OK OR PA PR RI SC SD TN TX UT VT VA WA WV WI WY false Business Lines Corp. Common Stock 15000000 0 100 Section 4(a)(2) - an issuer not involved in any public offering. All securities sold to current directors only.